Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

The following was posted in the Continental Airlines intranet web site on May 7, 2010:
Employee Bulletin No. 10: Merger Q&A
This Q&A addresses some of the most frequently asked questions we have received from co-workers through the CO News inbox, phone lines and through leadership. We don’t know the answers to many other questions yet, but we are committed to listening to and keeping track of your questions and answering them when we have answers.
We have signed an agreement to merge with United, but the merger has not closed yet. The merger is subject to stockholder approval and regulatory processes, but we expect the legal merger to close by late 2010. Then, we will start the transition process to obtain a single operating certificate and operate as one airline. We hope to conclude that process by the first half of 2012.
What is a “merger of equals?”
A merger of equals means that both companies contribute equally to the combined company. CO and UA will each have equal representation on the board of directors. The marketing brand is a blend that reflects both companies.
UA did not buy CO and CO did not buy UA. UA stockholders will own 55% of the combined company, and CO stock-holders will own 45%, because United had a higher market capitalization than Continental when the deal was struck. This is a mathematical calculation for investors, and does not mean that either company acquired the other. CO and UA will be equal partners in the combined company.
Questions About Culture
CO’s Working Together culture will be the foundation of the new airline. Our guiding principles of dignity and respect and open, honest and direct communication made CO’s mid-1990s turnaround possible. UA also has Guiding Principles that it currently operates under, and one of those principles is “Community of Respect” whereby they treat each other and their customers with respect. By using these common principles, we can make the merged company the world’s greatest airline. We know that actions speak louder than words, so we are going to make decisions that will ensure our Working Together culture is an important part of our new company. Both UA and CO are committed to these values.
Questions About Service
CO is known for its award-winning service, and many co-workers are concerned that the challenges of a merger will negatively impact the quality of our service. This will not happen, because both companies realize that a central customer focus is the key to differentiating our airline from our competitors. Our Working Together culture is a solid foundation for our great service, and it will be the foundation of the new airline.

Questions About Product
Many co-workers have questions about what the merged airline’s product will be like — for example, what will our fleet be like, how many classes of service will we have, and will our lounges still be called Presidents Clubs? Those decisions have not been made yet. Jeff and Glenn Tilton will jointly head an integration team, made up of co-workers from each airline, to make integration decisions over the coming months prior to the legal merger closing. What we do know is that the brand will be a combination of the brands of each airline, with our logo, livery and colors, and the United name. Our advertising may also evolve, and we are working on that now.
Pay & Benefits
1. United does not have a pension plan. What will happen to my pension plan and can I still get a lump sum? Am I vested, and where can I estimate my pension?
The merger itself does not affect your vested benefits under either the Continental Airlines Retirement Plan (CARP) or the Continental Pilot Retirement Plan (CPRP). Moreover, nothing about your pension changes for now. However, unionized work groups may negotiate changes to their retirement plans after the merger. Continental remains, and the combined company will be, committed to retirement security for all co-workers.
You can still get your lump sum. Under IRS rules, employers are not permitted to eliminate the lump sum payment option for accrued vested benefits. The merger itself will not affect your vested benefits under CARP or CPRP, including the lump sum payment option for these benefits.
To estimate your pension benefit, go to myCOAIR, click on Employee Benefits + YBR, then Your Benefits Resources, then Retirement Planning, then Pension Forms of Payment. Interest rates for the lump sum calculation change twice per year: July 1 and January 1.
What does “vested” mean?
Vested refers to when an employee with a qualified retirement plan (like CARP) and/or stock option becomes entitled to the benefits, even if he/she no longer works at the company. Once vesting occurs, accrued benefits under the plan or stock option cannot be taken away. CO employees are vested in the pension plans after 5 years of service. Those employees who have stock options were notified of their stock option vesting dates at the time options were granted.
2. Will the merger change my 401k plan?
No. Employees of CO will continue to participate in the Continental Airlines 401(k) Plan. Of course, the 401(k) plan isn’t static and will continue to evolve, as it has in the past, to meet the retirement savings needs of co-workers.

3. Will there be any change to health and welfare benefits? Will the merger cause me to lose coverage or will my cost for coverage change? How about dental, vision and life insurance coverage? Am I still eligible for bridge medical?
CO has no plans to stop providing health, dental, vision or life insurance coverage and the merger will not cause you to lose coverage.
Employees of CO will continue to participate in the CO health and welfare programs, including bridge medical, and changes, if any, are not expected to occur for a while.
Over time, we will look at health and welfare plans that are best for the combined company as a whole.
Employee contribution rates will not change for 2010 for either health, dental, vision or life insurance coverage. As part of our normal annual enrollment process, we will re-evaluate employee contribution rates for 2011.
Where do I get more information about my benefits, including bridge medical?
Go to myCOAIR, click on Employee Benefits + YBR, then Your Benefits Resources, or call the benefits center at 1-800-651-1007.
4. Will the merger affect my stock options, particularly the ones granted a few years ago? Some of our stock options expire in March 2011. Will they still be valid after the merger?
Upon the closing of the merger, your stock and outstanding stock options in CO will be converted into stock and stock options in the combined company after the merger. All stock options that were granted under CO’s broad-based stock option plans have already vested. Your vested stock options can still be exercised after the merger if they have not yet reached their expiration date.
5. What pay scale will we go by?
This is one of the important issues of employee integration, and we will determine the answer on a work group by work group basis, as the details and specifics may be different for each group.
6. The pass travel programs at CO and UA are vastly different. What will our new pass travel program look like?
We are committed to looking at both pass travel programs to determine the fairest way to integrate the two programs. This will take some time as we will solicit input from both employee groups.

Working Together
7. How will we integrate workforces and what is the timeline?
This can’t legally happen until after the merger. Although there is no specified timeline for these matters, we are committed to working with all co-workers and their representatives to ensure that we have fair and equitable processes leading to results that are timely and transparent. We don’t know at this time when this process will be complete, but we will work with all employees and unions promptly to resolve these issues and will communicate the answers as soon as we know them.
How will my specific work group be affected and when can you answer questions about the impact to me and my work group?
We have received many work group specific questions. We don’t know the answer to most of these questions, because we are in the process of determining what will be the best solution for co-workers from both airlines and the company. As information becomes available and as we make decisions with our United and union partners, we will share them with you.
8. What if our work groups have two different unions?
Merging each of the work groups will be done in the same manner — on a fair and equitable basis. When there is a question about who represents a combined work group, the issue must be resolved by the National Mediation Board (NMB), the governmental body responsible for deciding representation matters in airlines. The NMB will call for an election, and then CO and UA employees’ votes will determine the outcome for that work group.
9. If I work in a non-union work group, will my group automatically become part of a union?
No. The determination of whether the combined work group will be represented by a union will be made by the NMB. Generally, the call for a union representation election is made by a union (the company cannot call for a representation election). Once the NMB holds an election, CO and UA employees will vote to decide if they want a union for the work group.
10. How will the seniority lists be merged?
This is a key issue in every airline merger. Seniority is integrated on a work group by work group basis, and even though the federal McCaskill-Bond law sets the standards, the details and specifics of the process can be different for each group. For unionized work groups, the seniority integration is primarily determined and controlled by the union, not the company. For non-union groups, we are committed that all seniority integration be done in a fair and equitable manner. We are unable to provide a timeline yet for when the various seniority integrations will occur.
11. Will there be furloughs or layoffs?
CO and UA have very complementary networks, with little overlap. In the few areas where there is overlap, there will be some modest reductions for frontline co-workers, but we expect that those will come principally from retirements, early outs and voluntary programs. For management and clerical co-workers, we do expect some job losses, and we will handle this process with dignity and respect for the affected co-workers. We will offer severance pay and assistance in finding a new job.
12. In light of the merger, will furloughed employees be recalled, and if so, how soon?
     It depends upon the needs of the company. After the merger, recalls will depend on the work rules for and the business needs of the combined company.

Hubs & Facilities
13. Will we expand or shrink at IAH, EWR, CLE or GUM?
Flights and capacity of hubs are determined by market conditions. Each hub is subject to an ever-changing set of market conditions (demand, competition, fares, etc.) that determines the flight activity. We try to set a level of flight activity that will produce a profitable result — having too many or too few flights or capacity can affect the financial performance of a hub. It is impossible to predict the future market conditions that may influence flights at a particular hub, so at this point we can’t predict the schedules for each. One of the key benefits of this merger is that we are creating a more comprehensive, integrated network. A more comprehensive network has the ability to flow more connecting passenger traffic across our hubs. We also depend on economic activity and growth in our hub communities to help generate a strong local traffic base to complement the traffic that flows from other parts of the network.
14. Will we close or open any CO or UA facilities? With a hub at LAX, does it make sense to re-open the LAX kitchen?
Many activities that occur in specific facilities (for example: hangars, kitchens, reservations centers) are volume-driven. In other words, CO or UA has a particular facility today because there is a volume of work, and corresponding people, which makes the facility necessary and productive for the airline. The merger is not intended to reduce the overall volume of work we do, so most facilities should remain important to our future success. However, we expect there will be instances where facilities are duplicative, or together they provide excess capacity for the amount of work we do. We have not done all the work to identify where these may be. If any consolidation of facilities becomes appropriate, we will handle that in a fair manner, while keeping co-workers informed about the process. So far, the companies have not done a full assessment of catering facilities and contracts, so it is premature to discuss specific locations such as LAX.
15. Is the System Operation Coordination Center (SOCC) moving to Chicago?
As was originally announced, the operational and management headquarters for the airline will be in Chicago, and this includes the SOCC and related functions to run the entire merged airline. Jeff visited SOCC on Tuesday, May 4, and discussed this with co-workers who were on duty. We expect this will be one of the later phases of the integration, as there are many technical preparations to be made. Although the relocation of SOCC could occur before a single FAA operating certificate is granted, the combined operational center cannot officially operate on a merged basis until the combined company has a single operating certificate from the FAA, which is expected to occur in the first half of 2012.

Important Information For Investors And Stockholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.